Exhibit 99.10

CONSENT OF KIRK MINING CONSULTANTS PTY LIMITED

To:	United States Securities and Exchange Commission Washington, D.C. 20549
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Rio Alto Mining Limited

Ladies and Gentlemen:

Re: Technical report entitled “La Arena Project, Peru”, effective September 30, 2011 (the “Report” prepared for Rio Alto Mining Limited (the “Company")

We do hereby consent to the filing of the written disclosure regarding the technical report entitled the “La Arena Project, Peru”, effective September 30, 2011 (the “Technical Report”), prepared by Enrique Garay, M Sc. P. Geo. (MAIG), Ian Dreyer, B.App. Sc, MAusIMM (CP), Linton Kirk, B.E. (Min), FAusIMM (CP) and Chris Kaye, B E (Chem) FAusIMM and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, the use of our name in the Company's Annual Information Form for the fiscal year ended December 31, 2012 (the "AIF") and to being named in the AIF.

The undersigned further acknowledges that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (the "Form 40-F") and consents to being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

DATED the 28 day of March, 2013

By:	/s/ Linton Kirk
Company: KIRK MINING CONSULTANTS PTY LIMITED
Name: Linton Kirk, B.E. (Min), FAusIMM (CP
Title: Director and Principal Mining Engineer